SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION

401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)

2801 Highway 280 South

Birmingham, Alabama  35223

(205) 268-1000

Financial Statements and Exhibits
			Sequentially Numbered Page(s)
(a)	Financial Statements

		Report of Independent Registered Public Accounting Firm	3

	(i)	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4

	(ii)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5

	(iii)	Notes to Financial Statements December 31, 2014 and 2013	6-13

(b)	Supplemental Schedule

	I.	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2014	15

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c)	Exhibits

	23	Consent of PricewaterhouseCoopers LLP	17

Report of Independent Registered Public Accounting Firm

To the Administrator of

Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PRICEWATERHOUSECOOPERS LLP

Birmingham, Alabama

June 25, 2015

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
Assets
Investments, at fair value (Notes 3 and 8):
Protective Life Corporation common stock	$79,511,245	$73,344,471
Mutual funds	169,776,281	151,568,769
Collective trust fund	27,419,874	25,002,514
Total investments, at fair value	276,707,400	249,915,754

Notes receivable from participants	7,162,026	6,255,684
Total assets	283,869,426	256,171,438
Liabilities
Accrued expenses and other liabilities	52,135	48,288
Total liabilities	52,135	48,288
Net assets available for benefits at fair value	283,817,291	256,123,150
Adjustment from fair value to contract value for investment in fully benefit-responsive contract	(394,640)	(351,945)
Net assets available for benefits	$283,422,651	$255,771,205

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended
December 31, 2014
Additions
Contributions
Participant contributions	$11,596,066
Rollovers	2,326,591
Employer contributions	6,272,408
Total contributions	20,195,065
Investment income
Dividends	8,575,797
Net appreciation/(depreciation) in the fair value of investments (Note 3)	29,250,885
Total investment income	37,826,682
Interest income on notes receivable from participants	272,926
Total additions	58,294,673
Deductions
Benefits paid to participants	30,377,460
Administrative fees	265,767
Total deductions	30,643,227
Net increase	27,651,446
Net assets available for benefits
Beginning of year	255,771,205
End of year	$283,422,651

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  Protective Life Corporation, the sponsor of the Plan, is also referred to as the “Employer” or the “Company”.

On February 1, 2015, the Company announced the completion of the acquisition of the Company by The Dai-ichi Life Insurance Company, Limited (“Dai-ichi Life”) in accordance with the terms of the previously announced Agreement and Plan of Merger dated June 3, 2014, among the Company, Dai-ichi Life and DL Investment (Delaware), Inc., a wholly owned subsidiary of Dai-ichi Life. As a result of the merger, each outstanding share of common stock of the Company was converted into the right to receive $70 per share in cash, and the Company has become a wholly owned subsidiary of Dai-ichi Life. The Company’s common stock has ceased trading, and was delisted from the New York Stock Exchange.  Accordingly, as of February 1, 2015, Protective Life Corporation common stock was eliminated as a fund within the Plan.  Since the stock proceeds were required to remain in the Plan, the Company added the JPMorgan U.S. Government Money Market fund as an investment option which served as the initial transfer fund for the cash received from the stock proceeds related to the aforementioned transaction with Dai-ichi Life, as well as an open and ongoing investment option within the Plan subsequent to this date

Investment Valuation and Income Recognition

The mutual funds and common stock investments are carried at fair value based on quoted market prices.

Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in the collective trust fund are presented at fair value, which is valued at the unit value as reported by the trustee of the collective trust fund on each valuation date (See Note 8, Fair Value Measurements for additional information).  The collective trust fund invests in investment contracts which are required to be reported at fair value if held by a defined-contribution plan.  However, contract value is considered the relevant accounting measurement because it is the amount participants in the fund will receive when they initiate permitted transactions under the terms of the underlying plan.  In accordance with GAAP, the statements of net assets available for benefits present the fair value of the investment in the collective trust fund as well as an adjustment of the investment in the collective trust fund from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded on the accrual basis.

Dividend income is recorded on the ex-dividend date, for the underlying investments.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Transfer between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative fees and are expensed when they are incurred.  As of December 31, 2014 and 2013, no reserves for uncollectible receivables have been recorded by the Plan based on the policies of the Plan and a determination of expected full collectability or repayment.

Payment of Benefits

Benefits paid to participants are recorded when paid by the Plan. As of December 31, 2014, $545 was allocated to the accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.  As of December 31, 2013, $6,559 was allocated to the accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of net assets available for benefits and the changes therein for the periods presented.  Actual results could differ from those estimates.

2.  PLAN DESCRIPTION

Protective Life Corporation have shareowners approved the Plan to provide retirement benefits for eligible employees of the Employer as of the Plan year ended December 31, 2014. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The Retirement Committee, whose members are appointed by the President of the Company as of December 31, 2014, has overall responsibility for the operation and administration of the Plan.  The Retirement Committee determines the appropriateness of the Plan’s investments and monitors investment performance.

The assets of the Plan are held and invested by Fidelity Management Trust Company (the “Trustee”) who serves as the Trustee of the Plan.  Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Trustee or its affiliates also provides recordkeeping services for the Plan.

In general, full-time and part-time employees of Protective Life Corporation and its participating subsidiaries who are listed in and paid through the Company’s payroll system, may enroll in the Plan as soon as administratively practicable after their date of hire. Independent contractors, employees who work for the Company through a third-party agency (such as a contracting services firm or a temporary agency), employees employed by an affiliate company that is not an Employer, insurance agents who provide services pursuant to an employee/producer agreement or similar contract, and union members (unless the collective bargaining agreement provides for participation in the Plan) are not eligible to participate.

Protective Life Corporation matches employees’ pre-tax and/or Roth contributions dollar-for-dollar on the first 4% of eligible pay contributed to the Plan.  The Employer provides cash matching for participant contributions to the Plan. These cash matching contributions are invested according to the participants’ investment elections for their pre-tax and/or Roth contributions.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the participants’ pre-tax, Roth and rollover contributions, Employer matching contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.  Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, termination of service, or upon reaching the age of 59 ½ years.

Subsequent to the benefit eligibility date, a participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. During the periods presented and prior to the merger on February 1, 2015, the investment of a participant’s account in Employer common stock was distributed in the form of a lump-sum distribution of either Employer common stock or cash as the participant (or beneficiary) elects.

Contributions

The Plan is funded by pre-tax and designated Roth participant contributions, not to exceed $17,500 in 2014 (plus certain “catch-up contributions” for eligible participants), employee rollover contributions, and Employer matching contributions. Participant can contribute to the Plan in whole percentage increments up to 25% of total eligible employee compensation. Participant contributions made on a pre-tax basis qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (“IRC”).

The Employer matches 100% of participant contributions up to a maximum of 4% of eligible employee compensation deposited to the Plan during the year.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options maintained in the participant accounts held and offered by the Plan.  As of December 31, 2014, the Plan offered sixteen mutual funds and one collective trust fund, as well as Employer common stock, as investment options.  All Employer matching contributions are made in cash and are invested according to the participants’ elections.

Participant pre-tax contributions and Employer matching contributions, and earnings thereon, are not subject to Federal income tax until the funds are disbursed from the Plan. Roth contributions are subject to Federal income tax when made to the Plan, but are not subject to taxation thereafter; earnings on Roth contributions are not subject to Federal income tax when distributed from the Plan if paid as part of a “qualified distribution” under the IRC.

All participant contributions, rollover contributions, and Employer matching contributions are fully vested at all times.

Notes Receivable from Participants

Provisions of the Plan allow participants to obtain loans based on their vested account balance. Loans may be made only from the employee contributed portion of a participant’s individual account balance, including earnings thereon.  Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 4.25% to 10.50% as of December 31, 2014 and 2013.

Administrative Expenses

Administrative expenses for the Plan are paid by the Employer, except for brokerage commissions paid on Employer stock transactions, investment management fees, fees for certain specific types of transactions, and administrative participant fees through the Plan’s fee sharing arrangement.  Commissions paid on Employer stock transactions are reflected in the financial statements of the Plan as either a reduction of participant contributions or reduction of proceeds on sales.  Transaction fees paid by the Plan for 2014 were $77,425, as reflected in the statement of changes in net assets available for benefits. These transaction fees are collected from the accounts of the individual participants for whom the specific transactions are executed.  Investment management fees for 2014 were $15,706, as reflected in the statement of changes in net assets available for benefits.  These investment management fees are collected from the accounts of the individual participants that are enrolled in the Plan’s investment management service.  Beginning in 2010, the Plan implemented a fee sharing arrangement where Plan participants share a portion of the administrative fees.  Administrative participant fees paid by the Plan for 2014 were $172,636 and are reflected in the statement of changes in net assets available for benefits.  These fees are collected from participant accounts each quarter based on the participant’s status and according to the provisions of the Plan’s stated terms.

3.  INVESTMENTS

Investment information as of December 31, 2014 and 2013 is as follows:

	Fair Value
	2014	2013
Protective Life Corporation common stock	$79,511,245	$73,344,471
Mutual Funds
Columbia Mid Cap Index Fund	16,222,843	14,269,927
DFA Emerging Markets Portfolio Fund	2,464,955	2,254,313
DFA U.S. Small Cap Portfolio Institutional Fund	2,180,794	—
Dodge & Cox International Stock Fund	16,796,790	16,084,720
Dodge & Cox Stock Fund	28,334,018	25,790,908
JPMorgan U.S. Government Money Market Fund	3,482	—
Neuberger Berman Genesis Trust	18,524,658	20,971,193
PIMCO Real Return Fund	3,365,437	3,456,774
Spartan 500 Index Fund	22,729,784	18,170,460
T. Rowe Price Growth Stock Fund	20,194,586	19,654,474
T. Rowe Price Retirement 2015 Fund	4,373,254	4,638,729
T. Rowe Price Retirement 2025 Fund	11,257,697	8,611,707
T. Rowe Price Retirement 2035 Fund	8,857,561	5,988,549
T. Rowe Price Retirement 2045 Fund	6,128,133	5,053,455
T. Rowe Price Retirement 2055 Fund	531,168	—
Vanguard Total Bond Market Index Fund	7,811,121	6,623,560
Total mutual funds	169,776,281	151,568,769
Collective Trust Fund
Fidelity Managed Income Portfolio II Class 1	27,419,874	25,002,514

Total investments at fair value	$276,707,400	$249,915,754

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds
Index funds	$2,505,358
Bond funds	176,156
Growth funds	187,283
Balanced funds	453,362
International funds	(527,548)
Total mutual funds	2,794,611
Collective trust fund	300,426
Protective Life Corporation common stock	26,155,848
$29,250,885

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014	2013
Protective Life Corporation common stock (1,141,006 and 1,447,728 shares, respectively)	$79,511,245	$73,344,471
Columbia Mid Cap Index Fund	16,222,843	14,269,927
Dodge & Cox International Stock Fund	16,796,790	16,084,720
Dodge & Cox Stock Fund	28,334,018	25,790,908
Neuberger Berman Genesis Trust	18,524,658	20,971,193
Fidelity Spartan 500 Index Fund	22,729,784	18,170,460
T. Rowe Price Growth Stock Fund	20,194,586	19,654,474
Fidelity Managed Income Portfolio II Class 1, at contract value	27,025,234	24,650,569

4.  INCOME TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 4, 2008, related to the Plan Document.  In January 2012, the Plan filed for a new determination letter but has not yet received a written response from the IRS.

The Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore, the Plan, including amendments, continues to qualify under Section 401(a) and the related trust continues to be considered tax-exempt as of December 31, 2014. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2003, based on applicable IRS statutes.

5.  TERMINATION PRIORITIES

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, the amount of each participant’s account balance becomes fully vested and shall not thereafter be subject to forfeiture. Any assets not required to be distributed to participants will be returned to the Employer.

6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, mutual funds, collective trust funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$283,422,651	$255,771,205
Amounts allocated to withdrawing participants	(545)	(6,559)
Fair value adjustment	394,640	351,945
Net assets available for benefits per Form 5500	$283,816,746	$256,116,591

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

For The Year Ended
December 31, 2014
Net increase per the financial statements	$27,651,446
Change in adjustment from contract value to fair value for investment in fully benefit-responsive contract	42,695
Change in amounts allocated to withdrawing participants	6,014
Net increase per Form 5500	$27,700,155

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

For The Year Ended
December 31, 2014
Benefits paid to participants per the financial statements	$30,377,460
Add: Amounts allocated to withdrawing participants at December 31, 2014	545
Less: Amounts allocated to withdrawing participants at December 31, 2013	6,559
Benefits paid per Form 5500	$30,371,446

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

8.  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described as follows:

•                  Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2 — Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

There have been no changes in the valuation methodologies used at December 31, 2014 and 2013 to value the Plan’s assets at fair value, a summary of which is as follows:

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

The collective trust fund is valued at the unit value or NAV, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date.  The unit value or NAV, as provided by the trustee of the collective trust fund, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions in the collective trust fund may occur daily.  The fund does not, to the best of our knowledge, have any unfunded commitments.  It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Protective Life Corporation common stock was valued based on the closing price of the common stock as quoted on the New York Stock Exchange (“NYSE”).

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with the assumptions or methodologies which would be applied by other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

2014	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$38,952,627	$—	$—	$38,952,627
Bond funds	11,176,558	—	—	11,176,558
Growth funds	69,234,056	—	—	69,234,056
Balanced funds	31,147,813	—	—	31,147,813
International funds	19,261,745	—	—	19,261,745
Money market funds	3,482	—	—	3,482
Employer common stock	79,511,245	—	—	79,511,245
Collective trust fund
Income/Bond fund	—	27,419,874	—	27,419,874
Total assets at fair value	$249,287,526	$27,419,874	$—	$276,707,400

For the year ended December 31, 2014, there were no transfers between levels.

2013	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$32,440,387	$—	$—	$32,440,387
Bond funds	10,080,334	—	—	10,080,334
Growth funds	66,416,575	—	—	66,416,575
Balanced funds	24,292,440			24,292,440
International funds	18,339,033			18,339,033
Employer common stock	73,344,471	—	—	73,344,471
Collective trust fund
Income/Bond fund	—	25,002,514	—	25,002,514
Total assets at fair value	$224,913,240	$25,002,514	$—	$249,915,754

For the year ended December 31, 2013, there were no transfers between levels.

The following table summarizes the Plan investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2014 and 2013, respectively.

Name	Fair Value	Contract Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
As of December 31, 2014:
Fidelity Managed Income Portfolio II Class 1	$27,419,874	$27,025,234	Not Applicable	Daily	None

As of December 31, 2013:
Fidelity Managed Income Portfolio II Class 1	$25,002,514	$24,650,569	Not Applicable	Daily	None

9.  RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or a collective trust fund managed by an affiliate of the Trustee. The Plan invests in common stock of the Company and issues loans to participants, which are collateralized by the balances in the participants’ accounts. During the year ended December 31, 2014, the Plan purchased 88,111 units of Protective Life Corporation Common Stock for $10,164,795 and disposed of 394,741 units for $25,091,700.  A quarterly dividend of $0.20 per share was declared and paid by the Company during the first quarter of 2014 and quarterly dividends of $0.24 per share were declared and paid by the Company on various dates throughout the remainder of the year. The Plan received $1,168,566 in dividend payments related to the common stock of the Company for the year ended December 31, 2014, which were reinvested or distributed amongst the participant accounts as designated by each participant. These transactions qualify as party-in-interest transactions.

Fidelity Management Trust Company is the Trustee of all the assets of the Plan and is considered to be a party-in-interest with respect to the Plan.  Fees incurred by the Plan to the Trustee amounted to $265,767 for the year ended December 31, 2014.

10.  SUBSEQUENT EVENTS

Management has evaluated the effects of events subsequent to December 31, 2014, and through the date the financial statements were issued, and there are no material subsequent events to report other than the merger that was disclosed in Note 1, Summary of Significant Accounting Policies.  All accounting and disclosure requirements related to subsequent events are appropriately included in the financial statements.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN

EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

	b. Identity of Issue Borrower,	c. Description of Investment Including Maturity Date,
a.	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value			d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	1,141,006	shares	A	$79,511,245
	Columbia Mid Cap Index Fund	Mutual Fund	1,047,987	shares	A	16,222,843
	DFA Emerging Markets Portfolio Fund	Mutual Fund	98,441	shares	A	2,464,955
	DFA U.S. Small Cap Portfolio Institutional Fund	Mutual Fund	70,009	shares	A	2,180,794
	Dodge & Cox International Stock Fund	Mutual Fund	398,879	shares	A	16,796,790
	Dodge & Cox Stock Fund	Mutual Fund	156,593	shares	A	28,334,018
	JPMorgan U.S. Government Money Market Fund	Mutual Fund	3,482	shares	A	3,482
	Neuberger Berman Genesis Trust	Mutual Fund	312,705	shares	A	18,524,658
	PIMCO Real Return Fund	Mutual Fund	308,190	shares	A	3,365,437
	Spartan 500 Index Fund	Mutual Fund	312,008	shares	A	22,729,784
	T. Rowe Price Growth Stock Fund	Mutual Fund	388,731	shares	A	20,194,586
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	302,229	shares	A	4,373,254
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	716,594	shares	A	11,257,697
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	531,666	shares	A	8,857,561
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	383,008	shares	A	6,128,133
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	39,907	shares	A	531,168
	Vanguard Total Bond Market Index Fund	Mutual Fund	718,594	shares	A	7,811,121
*	Fidelity Managed Income Portfolio II Class 1	Collective Trust Fund	27,025,233	shares	A	27,419,874
*	Notes receivable from participants	Loans, maturity dates ranging from 2014 to 2029 and interest rates ranging from 4.25% to 10.50%			A	7,162,026
						$283,869,426

*                                         Party-in-interest

A.                                    Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

BY:	PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By:	/s/ Steven G. Walker
Steven G. Walker

Date:                  June 25, 2015